HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
       For the Three Months and Nine Months Ended June 30, 1999 and 1998
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months and nine months ended June 30, 1999 and 1998, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                             Three Months Ended         Nine Months Ended
                                  June 30,                   June 30,
                               1999      1998             1999      1998

Operating Income:
  Interest                  $13,984   $25,911          $53,593   $60,685
  Other Income                1,303       709            2,513       941

    Total Operating Income  $15,287   $26,620          $56,106   $61,626

Operating Expenses:
  Management Fees             9,750     9,750           29,250    29,250
  Legal and Audit               634       438            2,982     2,097
  Other Operating Expenses  $ 6,895   $ 2,422          $24,729   $18,639

    Total Operating Expenses$17,279   $12,610          $56,961   $49,986

Income (Loss) from Operations(1,992)   14,010             (855)   11,640
  Provision for Income Taxes$     0   $     0          $     0   $     0

Net Income (Loss)           $(1,992)  $14,010          $  (855)  $11,640

Earnings Per Common Share   $     0   $     0          $     0   $     0

Dividends per Common Share  $     0   $     0          $     0   $     0